June 27, 2018
Via EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	John Ganley and Kimberly Browning

Re:	BBH Trust (the "Trust")
Post-Effective Amendment No. 74
(File Nos. 333-129342, 811-21829)

Dear Mr. Ganley and Ms. Browning:
Listed below are the supplemental comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission ("SEC") received on June 22, 2018, on Post-Effective Amendment No. 74 to the Trust's Registration Statement on Form N-1A filed on April 11, 2018 pursuant to Rule 485(a) under the Securities Act of 1933, and the Trust's responses thereto.
Prospectus
1.	Comment: Fund's Ticker and EDGAR Series and Class Identifiers
Please provide the Staff with the ticker symbols for each of the Fund's share classes. Please add the series and class identifiers to EDGAR.

Response:
The BBH Income Fund's (the "Fund") ticker symbols were included in the 485(b) filing made on June 25, 2018.  For the Staff's reference, the Fund has been issued BBNNX and BBNIX for the Class N and Class I share classes, respectively.

The EDGAR system was updated to include series and class identifiers for the Fund. Series - S000062218; Class I - C000201413; and Class N - C000201414.

2.	Comment: Page 4, Annual Fund Operating Expenses and Example Tables

To the extent that fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds exceeds 0.01 percent (one basis point) of average net assets of the Fund, please add a sub-caption to the annual fund operating expenses table; otherwise please include these fees and expenses under the sub-caption "Other Expenses."  Also, if the Adviser retains a right to recoup fees waived pursuant to the fee waiver/expense reimbursement arrangements, please disclose that information in the Fund's prospectus.

Response:
The Fund does not intend to invest in acquired funds in excess of 0.01 percent of the average net assets of the Fund.  If the Fund invests in acquired funds in excess of 0.01 percent of the Fund's average net assets at a later date, the Fund will add the sub-caption to the annual fund operating expenses table.

The Adviser does not retain a right to recoup any fees pursuant to the fee waiver/expense reimbursement arrangements.

3.	Comment: Page 4, Annual Fund Operating Expenses Table
Please confirm whether the "Other Fees" line item includes an estimate of good faith borrowing, if borrowing is principal to the Fund's investment strategy.  If the Fund plans to significantly invest in short sales, consider adding an additional line item to the annual operating expenses table to capture the expenses associated with the activity.

Response:
The Fund does not intend to use borrowing as a principal investment strategy, but will reflect the cost, if any, of borrowing under "Other Fees" .  Further, the Fund does not intend to invest significantly in short sales. If either borrowing or short sales became a principal investment strategy of the Fund, the Fund will add disclosure in both the Principal Investment Strategies and Principal Risk sections of the prospectus.

4.	Comment: Page 5-6, Principal Investment Strategies
Please confirm to the Staff that all Item 4 disclosures are principal investment strategies that correspond with the stated principal risks.

Response:
The Trust has reviewed the Item 4 principal investment strategies and principal risks and confirms that for each principal investment strategy, there is a corresponding principal risk, if applicable.  The Trust also confirms that the principal risk language has been updated to more clearly reflect the principal investment strategies.

5.	Comment: Page 5, Principal Investment Strategies
Please include disclosure regarding the types of asset backed securities in which the Fund will principally invest.  Please provide the Staff with the percentage of each type of asset backed security, including commercial mortgage backed securities and residential mortgage backed securities.

Response:
The Fund intends to invest in all types of asset-backed and mortgage-backed securities.  However, at this time, the Fund cannot define the specific percentages of each types of security, outside of the limitations dictated in the principal investment strategies.

6.	Comment: Page 5, Principal Investment Strategies
Please disclose a definition of duration and each of the components that the Fund will use to maintain an overall portfolio duration consistent with the broad investment grade market.

Response:	The Fund has added an expanded definition of duration in the Item 9 disclosure and has added the following information regarding components:

The Fund will seek to maintain an overall portfolio duration (sensitivity to changes in yields) that is consistent with the broad investment grade market through the use of securities held and U.S. Treasury futures.

7.	Comment: Page 5, Principal Investment Strategies
The Staff has requested detail as to the purpose of the Fund's use of derivatives (for example, will derivatives be used for hedging or speculative purposes) in the Fund's investment strategy.  In the current disclosure, please change the word "including" to "consisting of."  The Staff has also asked that the Fund acknowledge that the disclosure of the use of derivatives is consistent with Barry Miller's 2010 Letter to the Investment Company Institute. Please clarify the Fund's exposure limits in particular investments at the time of investment.

Response:
The Fund respectfully directs the Staff's attention to the more detailed Item 9 disclosure regarding the Fund's use of derivatives for hedging purposes.  The Fund acknowledges that the disclosure of the use of derivatives is consistent with Barry Miller's 2010 Letter to the Investment Company Institute.  It has further amended the disclosure to read as follows.

To meet its investment objective, the Fund may invest in money market instruments, repurchase agreements, commercial paper and, for hedging purposes, derivative instruments consisting of futures, swaps and options.

8.	Comment: Page 7, Principal Investment Strategies
Please discuss generally the reasoning behind and types of securities the Fund will sell under its investment strategy.

Response:	The following disclosure has been copied from the Item 9 principal investment strategies section and added to the end of the Item 4 principal investment strategies section.

"When an instrument is no longer trading at an attractive valuation, according to this framework, the Fund aims to sell the investment entirely and invest the proceeds in cash or U.S. Treasury instruments until it identifies another attractively valued investment."

9.	Comment: Page 16, Investment Objective

The Staff has asked whether the Fund intends to provide notice to its shareholders in the event that there is a change to the investment objective of the Fund.  The Staff further requested that the timing of such notice be disclosed.

Response:
The Fund confirms that it intends to provide notice to shareholders of changes in the Fund's investment objective.  The Fund notes that Item 9 of Form N-1A does not require that the timing of such notice to be disclosed in the prospectus.

10.	Comment: Page 17, Principal Investment Strategies

Please confirm to the Staff that the Investment Adviser is aware of the requirements under General Instruction C-3.(a) and (b) of Form N-1A.

Resposne:	The Investment Adviser is aware of the requirements under General Instruction C-3.(a) and (b) of Form N-1A.

11.	Comment: Page 17, Principal Investment Strategies

Will the Principal Investment Strategies of the Fund include investments in futures contracts?  If so, please include disclosure in the Item 4 summary.  If it is not a principal investment strategy, please move the disclosures to the statement of additional information.

Response:	As noted in Comment/Response 8 above, the Item 4 disclosure already discloses that the Fund will invest in futures as a principal investment strategy.

12.	Comment: Page 16, Historical Investment Return of the BBH Core Fixed Income Composite

Please confirm to the Staff that the Investment Adviser includes all fees and expenses when calculating performance, net of fees, of a substantially similar account.

Response:	The Investment Adviser confirms that the performance figures, net of fees, includes all fees and expenses associated with the management of an account.

13.	Comment: Page 35, Historical Investment Return of the BBH Core Fixed Income Composite

Please confirm to the Staff the reasoning behind excluding accounts from the Composite (i.e., accounts under $10 million, accounts managed to a duration of shorter than 4.5 years, accounts with significant cash flows and/or accounts that are not actively managed).  Please also confirm to the Staff that a duration of 4.5 years is substantially like the duration of the Fund.  Further, please confirm to the Staff which benchmarks are used as "equivalent benchmarks" and that they comply with the no-action relief provided by the Staff to the Nicholas Applegate Mutual Funds on August 5, 1996.

Response:
BBH&Co.'s composite policies excluded the above-mentioned accounts for the following reasons.  Accounts with under $10 million in assets cannot purchase certain securities that are available to larger accounts with assets above $10 million.  Accounts with a duration of less than 4.5 years are not managed in the same manner as BBH&Co.'s Core Fixed Income Strategy. Accounts with significant cash flows and non-actively managed accounts are not representative of BBH&Co.'s Core Fixed Income Strategy.

The Fund confirms to the Staff that a duration of 4.5 years is substantially similar to the expected duration of the Fund.  The Fund further confirms that BBH&Co.'s Core Fixed Income Strategy and the Fund will be  managed to perform similarly and are made up of substantially similar types of investments.

The Fund confirms that investors in BBH&Co.'s Core Fixed Income Strategy use a variety of benchmarks in their investment strategies including but not limited to the Citigroup U.S. Broad Investment Grade Index, Bank of America Merrill US Corporate & Government Index, U.S. Treasury indexes, and various custom hybrid/blend indexes designed by clients that cover multiple IG sectors.  Further, we respectfully direct the Staff's attention to the 2nd paragraph, which states that:

"The BBH Core Fixed Income Composite (the "Composite") includes all fully discretionary, fee-paying core fixed income accounts over $10 million that are managed by BBH & Co. to a duration of approximately 4.5 years and are invested in a broad range of taxable bonds. The investment objectives, policies and strategies of the accounts in the Composite are substantially similar to the Fund. Any differences in the objectives, policies and strategies are immaterial to the disclosed performance and do not alter the conclusion that the Fund and the accounts are substantially similar. Accounts in the Composite are benchmarked to the Bloomberg Barclays U.S. Aggregate Bond Index or equivalent. Equivalent benchmarks have a similar composition and duration as the Bloomberg Barclays U.S. Aggregate Bond Index. Composite accounts using equivalent benchmarks are managed the same as those using the Bloomberg Barclays U.S. Aggregate Bond Index. An account's use of an equivalent benchmark does not affect performance. Composite accounts are actively managed and the asset allocation and duration may differ significantly from the benchmark. Historically to December 31, 2000 the account minimum was $5 million. The Bloomberg Barclays U.S. Aggregate Bond Index is comprised of dollar-denominated investment grade fixed income securities with maturities of at least one year. One cannot invest directly in an index."

14.	Comment: Page 35, Historical Investment Return of the BBH Core Fixed Income Composite

Please confirm to the Staff that the Fund has made the following representation: exclusion of accounts would not materially affect performance or cause the disclosure of performance to be misleading.

Response :	The Fund confirms that the exclusion of accounts would not materially affect performance or cause the disclosure of performance to be misleading.

15.	Comment: Page 35, Historical Investment Return of the BBH Core Fixed Income Composite

Please confirm to the Staff that the Investment Adviser maintains the supporting documentation for the information in the Historical Investment Return of the BBH Core Fixed Income Composite.

Response:
The Investment Adviser confirms that it maintains the documentation and records necessary to support the calculation of performance, as required under Rule 204-2(a)(16) under the Investment Advisers Act of 1940, contained in the Historical Investment Return of the BBH Core Fixed Income Composite.

16.	Comment: Page 41, Purchase of Shares

Please include disclosure related to the shareholders' responsibility when purchasing shares of the Fund.

Response:	The Fund believes that the disclosure provides the required information regarding shareholders' responsibility when purchasing shares of the Fund.

17.	Comment: Page 41, Purchase of Shares

Please clarify disclosure related to timing of the purchase of Fund shares through a financial intermediary.

Response: The following disclosure has been added to the Purchase of Shares.

An investor may place purchase orders for Fund shares directly through the Transfer Agent or through a Financial Intermediary. Such orders will be priced at the NAV next calculated after the Fund receives the payment through the Transfer Agent in good order, and that payment has been converted into federal funds. The Fund normally determines the Fund's NAV daily at 4:00 p.m., Eastern Time on each day that the equity markets of the NYSE are open for regular trading. Such orders that are placed directly through the Transfer Agent are held directly in the investor's name on the books of the Fund and the investor is responsible for arranging for payment of the purchase price of Fund shares.

Those investors who buy shares of the Fund through a Financial Intermediary that is authorized to place trades in Fund shares for their customers will have such shares held in the Financial Intermediary's name pursuant to arrangements made with that customer. Each Financial Intermediary arranges payment for Fund shares on behalf of its customers and may charge a transaction fee payable to the Financial Intermediary on the purchase of Fund shares.

18.	Comment: Page 41-44, Purchase of Shares and Redemption of Shares

Please clarify that purchase orders and redemption requests received by 4:00 p.m. on any business day will be calculated at the price next computed as required by Rule 22c-1(a) under the 1940 Act.
.

Response:	The Fund confirms that the disclosure has been clarified as necessary.

19.	Comment: Page 43, How to Redeem Shares
Please clarify disclosure regarding the receipt of redemption requests and the payment of redemption proceeds.

Response:	The following disclosure has been added to the Redemption of Shares.

The Fund pays proceeds resulting from such redemption directly to the shareholder generally on the next Business Day after the redemption request is received in good order.

20.	Comment: Page 45, Further Redemption Information

Please include disclosure, if applicable, regarding the process of determining which securities will be selected to meet the in-kind redemptions requests by the Fund.  Please confirm that the Fund will not use illiquid securities to meet in-kind redemption requests.

Response:
The Fund confirms that it does not intend to use illiquid securities to meet in-kind redemptions and respectfully directs the Staff's attention to the second sentence at the top of page 46 of the prospectus which reads:

"In the event that the Fund meets a redemption request through a distribution in-kind, the Fund will analyze a variety of factors when selecting securities, including, but not limited to, tax implications, liquidity implications, portfolio transaction costs, fees and other costs associated with the transaction."

Statement of Additional Information

1.	Comment: Page 4, Description of the Fund's Strategies and Investments
Please confirm that all principal risks contained in the Description of the Fund's Strategies and Investments are disclosed in Items 4 and 9 of the prospectus and, if necessary, add disclosure regarding any additional risks that are applicable to the Fund.

Response:	The Fund has reviewed the Items 4 and 9 principal investment strategies and risks and confirms that all principal risks are disclosed.

2.	Comment: Page 25, Borrowing and Dollar Roll Transactions

Please include disclosure stating that the Fund's borrowing is a non-principal investment strategy of the Fund.

Response:	At the Staff's request the following disclosure has been amended to read as follows.

The Fund may borrow for non-principal investment strategy purposes such as temporary administrative purposes, which include meeting redemption requests, settling trades or paying expenses.

3.	Comment: Page 29, Participations and Assignments and Other Direct Indebtedness

Please confirm that the Fund's designation of issuers in loan participations is consistent with the no-action relief provided by the Staff to Pilgrim Prime Rate Trust on June 29, 1989.

Response:	We confirm that the Fund's classification of issuers in loan participations is consistent with the Staff's interpretation provided in the Pilgrim Prime Rate Trust no-action relief dated June 29, 1989.

4.	Comment: Page 32, Lending

Please confirm for the Staff whether the Fund plans to participate in securities lending.  If the Fund plans to participate in securities lending, please include disclosure regarding the percentage of the Fund's assets that will be engaged in securities lending activities.

Response:
The Fund does not currently intend to participate in securities lending.  However, in the future if the Fund does participate in securities lending it will be limited to lending up to 33.3% of its assets and the Fund's prospectus and statement of additional information will be revised as needed.

5.	Comment: Page 33, Pledging Assets

Please confirm for the Staff whether the Fund plans to pledge assets.  If the Fund plans to pledge assets, please include disclosure regarding the percentage of the Fund's assets that will be available to be pledged.

Response:
The Fund does not currently intend to participate in the pledging of assets.  However, in the future if the Fund does participate in the pledging of assets it will be limited to lending up to 33.3% of its assets and the Fund's prospectus and statement of additional information will be revised as needed.

6.	Comment: Page 42, Portfolio Holding Information

Please include disclosure related to the individuals that may have access to early disclosure of portfolio holdings on a daily basis and the authorization of individuals that may be granted such access.

Response:	The Fund respectfully directs the Staff's attention to the current disclosure, which states:

"In addition, the Trust's service providers and vendors which include, without limitation, the Investment Adviser, the distributor, the administrator, the custodian, an independent registered public accountant, legal counsel, fund accountant, proxy voting service provider, trade execution vendor, pricing information vendors, and printer and mailing agent, may all receive early disclosure of portfolio holdings information as frequently as daily in connection with the services they perform for the Fund. It is generally the policy of the Fund that neither the Fund nor its service providers or vendors may selectively disclose the Fund's portfolio holding information. This means that Fund Information approved for disclosure shall be disclosed or made available to all persons including individual investors, potential investors, institutional investors, intermediaries that distribute Fund shares, third party service providers and vendors, rating and ranking organizations, survey companies and affiliated persons of the Fund on an equal basis. Service providers and vendors will be subject to a duty of confidentiality with respect to any Fund Information whether imposed by the provisions of its contract with the Trust or by the nature of its relationship with the Trust.

Fund Information shall be disclosed only after it has been determined that such disclosure will not disadvantage shareholders. Disclosure of Fund Information to select investors is permissible only when there is a legitimate business purposes for doing so and the recipients are subject to the restrictions listed below. Such disclosures must be approved by the Fund's President.

• The recipient does not distribute the Fund Information to third parties, other departments or persons who are likely to use the information for purposes of purchasing or selling the Fund before the Fund Information becomes public information; and

• The recipient signs a written confidentiality agreement.

Portfolio holdings may not be disclosed to any investor, except after: (1) the holdings have been reviewed and approved appropriately, (2) the portfolio holdings have been posted and are readily available on the Fund's website, and (3) the availability of the portfolio holdings is disclosed in the Fund's SAI."

Please contact the undersigned at (617) 772 – 1616 if you have any questions or comments.
Sincerely,
/s/ Suzan M. Barron
Suzan M. Barron Secretary, BBH Trust